

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 23, 2015

<u>Via E-mail</u>
Mr. Aldo J. Pagliari
Chief Financial Officer
Snap-On Inc.
2801 80th Street
Kenosha, WI 53143

>   **Re: Snap-On Inc.**
>   **Form 10-K for Fiscal Year Ended January 3, 2015**
>   **Filed February 12, 2015**
>   **File No. 1-7724**

Dear Mr. Pagliari:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 3, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

1.   We note in your Management Overview and your Results of Operations that you often attribute changes in your results to a combination of several different factors. We further note that certain factors attributed to your results are vague. For example, on page 26 you attribute the organic sales increase in your Commercial and Industrial Group to higher sales to customers in "critical industries" and in the segment's European-based hand tools business. We further note that you refer to "rapid continuous improvement" or "RCI" in your discussion and analysis of your results. However, you do not provide an explanation as to what you mean by "critical industries" or what your rapid continuous

improvement initiative entails. When you list multiple factors that contributed to changes in your results, in future filings please quantify, if possible, the impact of each material factor that you discuss and explain each factor, where necessary, to provide your readers with better insight into the underlying reasons behind the changes in your results.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Pigott at (202) 551-3570, if you have questions regarding our comments and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief